

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2014

Via E-mail
Anastasiia Iurova
President
Lagoon Group Corp.
Rodriguez y Valenzuela LT 91-2B
Urb. Comarca, Quito, Ecuador

> **Re:    Lagoon Group Corp.**
> **Registration Statement on Form S-1**
> **Filed June 30, 2014**
> **File No. 333-197103**

Dear Ms. Iurova:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. The disclosure in your prospectus indicates that you are a development stage company involved primarily in development activities to date with limited assets, no revenues from current operations, no firm commitments for raising additional financing to implement your business plan and no apparent operations. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

2. Please revise the disclosure throughout your filing to state that you are currently a shell company, as it appears from your disclosure that you have both nominal operations and nominal assets. See Rule 405 of Regulation C. In addition, revise your related Rule 144 disclosure to reflect that you are a shell company. Note that Rule 144 is not available for the resale of securities initially issued by issuers with no operations and assets consisting of cash and nominal other assets. See Rule 144(i) under the Securities Act.

Registration Statement Front Cover page

3. Please revise the telephone number of your principal executive offices throughout the registration statement. We note that (702) 425-4737 is not a working telephone number.

Prospectus Summary, page 5

4. We note disclosure of your Marketing and Sales Distribution Agreement. Please disclose here and in the "General" section of the "Description of Business" section that pursuant to the Marketing and Sales Distribution Agreement, you will non-exclusively sell Crest 3D White Whitestrips to the distributor, the distributor will market, sell and distribute the Crest 3D White Whitestrips in Ecuador and the distributor has no obligation to buy any products from you. Please also disclose that the agreement is for one year beginning June 5, 2014. Please provide a materially complete description of any resale restrictions imposed by the manufacturer of these products.

Risk Factors, page 6

5. Please add a risk factor disclosing the risks of whether your sole officer has experience in marketing, distributing and selling teeth whitening products in Ecuador.

If we do not attract customers, we will not make a profit, which ultimately . . ., page 7

6. We note that you disclose this risk factor twice on this page. The first time this risk factor appears you disclose that you "have identified one customer" and the second time this risk factor appears you disclose that you "have not identified any customers". Please revise to include this risk factor only once and please make your disclosure consistent throughout the prospectus on whether you have a customer. We note in the risk factor "We have limited business, sales and marketing . . ." you disclose that you have not garnered any customers. We also note disclosure on pages 18 and 22 that you have one customer. If you have a customer, please disclose that the customer has no obligation to buy any products from you.

Use of Proceeds, page 12

7. Please revise to disclose, where less than all the common stock to be offered may be sold and more than one use is listed for the proceeds, the order of priority of such purposes. See the Instructions to Item 504 of Regulation S-K.

Dilution, page 13

8. Please tell us, and provide the detail in your response via tabular presentation, how you arrived at your net tangible book value before and after the offering for all three scenarios of shares sold.

Description of Business, page 20

General, page 20

9.  We note disclosure on page F-6 that you planned to enter the tourism market of Guatemala.  Please revise to discuss your original business plan and how and when you changed to your current business plan.

10. We note disclosure that you do not intend to use any proceeds from this offering to manufacture teeth whitening products.  Please disclose whether you ever intend to manufacture your own teeth whitening products.  Please also disclose here whether you just intend to sell Crest 3D White Whitestrips or whether you also intend to sell other teeth whitening products.

Product, page 21

11. We note disclosure that you plan to sell whitening strips from different manufacturers.  Please provide a materially complete description of any resale restrictions or permissions you may need to obtain by any manufacturers of these products to sell or resell such products.

Sales and Marketing Strategy, page 22
Marketing and Sales Distribution Agreement, page 23

12. Please disclose in these sections that Arturo Rodrigo Perea Lozano is not obligated to buy any products from you.

13. We note disclosure of your marketing strategies.  Please disclose in a new "Trademark" section in the "Description of Business" section and include a new risk factor covering trademark issues you may have with the manufacturer of Crest 3D White Whitestrips and any other manufacturers of products you plan to sell.

Competition, page 22

14. We note disclosure that you have not identified any competitors as you plan to offer new products in the market.  Please tell us whether Crest 3D White Whitestrips are sold in Ecuador.  Also, please confirm to us that no competitors are offering teeth whitening products in Ecuador or please revise your disclosure in this section.

Experts, page 31

15. We note that the Thomas J. Harris CPA firm is now Harris & Gillespie CPA's, PLLC.  Please revise to include disclosure in this section that Harris & Gillespie CPA's, PLLC is the successor firm to Thomas J. Harris CPA.

Report of Independent Registered Public Accounting Firm, page F-1

16. Please revise the introductory and opinion paragraphs of the audit report to disclose, if true, that they have audited the balance sheet <u>as of</u> December 31, 2013 rather than from September 24, 2013 (inception) through December 31, 2013.

Note 1 – Basis of Presentation, page F-6

17. You disclose that your plans are "to enter the tourism market of Guatemala." Please clarify how this statement relates to your plan to distribute teeth whitening products in Ecuador and revise accordingly.

Item 17. Undertakings, page 49

18. Please revise the language Rule "383(b)" to Rule "424(b)" in your undertaking a(4)(i). See Item 512(a)(5)(ii) of Regulation S-K.

Exhibit Index

19. We note disclosure in Note 4 on page 46. Please provide a written description of the $1,256 loan you have with Ms. Iurova and file such written description as an exhibit and include such exhibit in the exhibit index. Please refer to Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations on our website. Also, we note disclosure in the "Certain Relationships and Related Transactions" section on page 27 that there is no due date for the repayment of the funds advanced by Ms. Iurova. Please make your disclosure consistent with the rest of the filing that the loan is due upon demand.

Consent, Exhibit 23.1

20. The disclosure herein refers to your auditor's reports "for the period from September 24, 2013 (inception) through December 31, 2013 and for the three month period ending March 31, 2014." Pursuant to AU-C Section 925, an auditor does not have a statutory requirement to consent to the use of interim financial statements unless a review report has been included in the registration statement. Please revise accordingly.

21. Additionally, we note the consent was signed "Thomas J. Harris" on June 23, 2014 which is after the date the auditors name changed to Harris & Gillespie. Please revise the signature to reflect the current name of the audit firm Harris & Gillespie, parenthetically including the former name of "Thomas J. Harris."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or, in her absence, Melissa Rocha, Senior Assistant Chief Accountant at (202) 551-3760 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc:     Via E-mail
        Scott Olson, Esq.